UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Nautilus Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

63910B102
(CUSIP Number)

May 15th 2012
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

63910B102	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CLAYTON PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,543,681
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,543,681
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,543,681
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.01%
12	TYPE OF REPORTING PERSON IA

63910B102	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer
Nautilus Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices
Nautilus, Inc. Global Headquarters 16400 SE Nautilus Drive Vancouver, WA 98683

Item 2(a)	Name of Person Filing

Clayton Partners LLC

Item 2(b)	Address of Principal Business Office
575 Market Street, Suite 1825 San Francisco, CA 94105

Item 2(c)	Citizenship
Delaware

Item 2(d)	Title of Class of Securities
Common Stock

Item 2(e)	CUSIP Number
63910B102

63910B102	13G	Page 4 of 6 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4	Ownership

	A.	Clayton Partners LLC

		(a)	1,543,681 Shares

		(b)	5.01%

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote: 1,543,681 Shares

			(ii)	shared power to vote or to direct the vote: -0-

			(iii)	sole power to dispose or to direct the disposition of: 1,543,681 Shares

			(iv)	shared power to dispose or to direct the disposition of: -0-

63910B102	13G	Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Item 8	Identification and Classification of Members of the Group

Item 9	Notice of Dissolution of Group

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

63910B102	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Clayton Partners,LLC

Dated this 17th day of May, 2012.	By:	/s/ Brian Lancaster
Brian Lancaster
Partner